Exhibit 1
Omega Advisors, Inc. | Wall Street Plaza • 88 Pine Street • 31st Floor | New York, New York 10005
Tel. 212-495-5210 | Fax: 212-495-5236
Leon G. Cooperman, C.F.A.
Chairman & Chief Executive Officer

August 7, 2008	Via Federal Express 8655 6940 9563
Mr. Michael Lee
Chairman and CEO
Tower Group, Inc.
New York, NY 10271
Dear Michael:
I write this letter to formally express my disappointment in you and my opposition of the proposal Castle Point acquisition by Tower Group on the current terms. I ask that you distribute this letter to the entire Board of Castle Point and their financial advisors.
When Omega was first solicited by you to participate in the private placement of Castle Point Holdings, Ltd. shares in March 2006 (this solicitation resulted from our ownership position of Tower Group shares), you responded to my questions regarding conflicts of interest in a manner that assured me that the investors in CPHL would be both independently represented and treated fairly in any subsequent dealings with TWGP. Well, this has not turned to be the case. Furthermore, it’s simply aggravating to me when your opening words in the conference call were that this transaction would eliminate conflicts. Conflicts I might add that you created.
I have a very simple challenge for you and your financial advisers to show me the analysis done to support the view that this transaction in fair to CPHL shareholders. I know of no non-distressed transaction in the insurance space that took place at the multiple of earnings and book value that TWGP is paying for CPHL. Just show me I am wrong and I will go along with the transaction quietly.
Since I am positively disposed toward TWGP and always expected a transaction to take place, my opposition is only due to the price being offered. I would suggest that you sweeten the package with a warrant that adds about $2 in value and I believe you will gain support for this transaction. The warrant would also create the prospect of more capital coming into TWGP, which can be beneficial.
I await a call from you or your financial advisers and, failing to hear from you, I plan to write to all the CPHL shareholders expressing my views.
Sincerely,
/s/ Leon G. Cooperman

Leon G. Cooperman
LGC